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                                       Filed by Marvell Technology Group Ltd.
                                       Filed pursuant to Rule 425 under the
                                       Securities Act of 1933 and Rule 14a-12
                                       under the Securities Exchange Act of 1934
                                       Subject Company: Galileo Technology Ltd.
                                       Commission File No.: 333-50206

The following is a joint press release disseminated by Marvell Technology Group Ltd and Galileo Technology Ltd. on January 19, 2001

================================================================================



       MARVELL TECHNOLOGY GROUP LTD. AND GALILEO TECHNOLOGY LTD. ANNOUNCE
                     SHAREHOLDER APPROVAL OF PENDING MERGER

Sunnyvale, Calif. (January 19, 2001) - Marvell Technology Group Ltd. (NASDAQ:
MRVL) and Galileo Technology Ltd. (NASDAQ: GALT) today announced that each company had received shareholder approval of the pending merger of Marvell's wholly owned subsidiary Toshack Acquisitions Ltd. (Toshack) into Galileo, whereby Galileo will become a wholly owned subsidiary of Marvell. Each of Marvell, Toshack and Galileo's shareholders approved the agreement of merger between the companies at their respective shareholder meetings held on January 18, 2001. Marvell and Galileo expect that the merger will close on Sunday, January 21, 2001, pursuant to the provisions of the merger agreement and the merger provisions of the Israeli Companies Law. Since the parties anticipate that the merger will be consummated on January 21, 2001, shares of Galileo shall cease trading after the close of the market on Friday, January 19, 2001.

In the merger, each ordinary share of Galileo will be converted into the right to receive 0.674 shares of Marvell common stock. Shortly after the merger is effective, materials will be mailed to Galileo shareholders along with a letter of transmittal, which will instruct Galileo shareholders how to exchange their shares of Galileo for shares of Marvell.

ABOUT MARVELL

Marvell comprises Marvell Technology Group Ltd. (MTGL) and its subsidiaries, Marvell Semiconductor Inc. (MSI), Marvell Asia Pte Ltd. (MAPL) and Marvell Japan K.K. (MJKK). On behalf of MTGL, MSI designs, develops and markets integrated circuits utilizing proprietary Communications Mixed-Signal Processing (CMSP) and digital signal processing technologies for communications signal processing markets. MAPL is headquartered in Singapore and is responsible for Marvell's production and distribution operations. As used in this release, the terms "Company" and "Marvell" refer to the entire group of companies. The Company applies its technology to the extreme broadband communications market where its products are used in network access equipment to provide the interface between communications systems and data transmission media. MSI is headquartered at 645 Almanor Ave., Sunnyvale, Calif., 94085; phone: (408) 222-2500, fax: (408) 328-0120.

ABOUT GALILEO

Galileo Technology Ltd., a market leader in communications systems on silicon, is one of the semiconductor industry's fastest growing suppliers of complex, high-performance, integrated circuit devices serving the needs of the LAN, MAN, and WAN markets. Galileo is organized around two principal product groups:
Internetworking Products, consisting of system controllers and WAN communications controllers, and Switching Products, which consists of switched Ethernet controllers

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and switched PoS/ATM controllers. Galileo's products form the heart of many advanced communications systems built by leading OEMs, such as Accton, Alcatel, Cabletron, and Cisco Systems.

FORWARD-LOOKING INFORMATION:

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Marvell's and Galileo's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release address the expected consummation of the strategic business combination of Marvell and Galileo. There is a risk that the transaction may not be consummated due to inability to meet conditions imposed for consummation of the merger, among other matters. For other factors that could result in the failure to consummate the business transaction, please see the "Risk Factors" section of the joint proxy statement/prospectus filed as part of Marvell's Registration Statement on Form S-4 relating to business combination between Marvell and Galileo filed December 12, 2000, Marvell's Quarterly Report on Form 10-Q for the quarter ended October 31, 2000, and Galileo's most recent report on Form 20-F filed with the SEC.

WHERE YOU CAN FIND ADDITIONAL INFORMATION:

Security holders may obtain a free copy of the proxy statement/prospectus filed as part of the Marvell Registration Statement on Form S-4 at the SEC's website at www.sec.gov or at the SEC's public reference room located at 450 Fifth Street, NW, Washington D.C. 20549 or at one of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The joint proxy statement/prospectus may also be obtained by contacting Marvell,
Attention: George Hervey, Chief Financial Officer, 645 Almanor Ave., Sunnyvale, CA 94085, (408) 222-2500; and/or Galileo, Attention: Mike Tate, Chief Financial Officer, 142 Charcot Ave., San Jose, CA, 95131, (408) 367-1400, ext. 244.

CONTACT:

Marvell Technology Group Ltd.
George Hervey, (408) 222-2500
ghervey@marvell.com

or

Galileo Technology Ltd.
Mike Tate, (408) 367-1400 Ext. 244
mtate@galileot.com